PARTNERS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG ◆

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG _____ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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May 10, 2024

Confidential

Ms. Jennifer O’Brien

Ms. Kimberly Calder

Ms. Anuja A. Majmudar

Mr. Kevin Dougherty

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BingEx Limited (CIK No. 0001858724)

Response to the Staff’s Comments on the Draft Registration Statement on

Form F-1 Confidentially Submitted on April 1, 2024

Dear Ms. O’Brien, Ms. Calder, Ms. Majmudar, and Mr. Dougherty:

On behalf of our client, BingEx Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 11, 2024 on the Company’s draft registration statement on Form F-1 confidentially submitted on April 1, 2024 (the “Draft Registration Statement”).

U.S. Securities and Exchange Commission

May 10, 2024

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has also included (i) its unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2024 and comparable financial information for the same period in 2023 and (ii) other information and data reflecting recent developments.

Comments in Letter Dated April 11, 2024

Prospectus Summary, page 1

1.

We note that throughout your prospectus you removed the word “uncertainties” at various times and replaced it with “change(s),” that there “may be change(s)” or “subject to change(s).” For example, we note the following revisions:

•

On page 5 that Certain PRC laws, regulations, and legal requirements are constantly changing and may change with little advance notice, and that “their interpretation and enforcement are subject to changes.”

•

On page 8 that “t[t]here may be changes” regarding the interpretation and application of current and future PRC laws, regulations, and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its shareholders.

The Sample Letters sought specific disclosures relating to (i) uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, and (ii) the risk and uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing the “change(s)” or that there “may be change(s)” or “subject to change(s)” conveys the same risk. Please revise your disclosure to include the specific disclosure sought in our prior comments 4 and 5 from our August 13, 2021 letter, accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 5, 6, 8, 9, 28, 36, 37, 38, 44, 46, 51, 52, 57, 65, 90, 91, 146, and 189 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

May 10, 2024

2.	Revise your prospectus summary and include a risk factor to provide disclosure about the facts that raise substantial doubt about your ability to continue as a going concern.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 48 of the Revised Draft Registration Statement.

Summary of Consolidated Financial Data, page 18

3.	Please revise to present separate tables of the condensed consolidating schedules by year to improve readability.

In response to the Staff’s comment, the Company has revised the disclosure on pages 20 to 23 and pages 25 to 27 of the Revised Draft Registration Statement.

Note 1. Description of Business and Organization

Organization, page F-9

4.

We note from your disclosure that in May 2023, “shareholding interests of VIE’s subsidiaries were transferred to the Company’s subsidiaries.” As a result of this restructuring, you state that you now conduct operations through your PRC subsidiaries and the VIE. Please revise your disclosure to provide further information regarding the nature of this restructuring transaction, including significant terms. In addition, please clarify for us why the balance sheet of your VIE, as reflected on page F-13, did not decline in a proportional manner similar to that of total revenues.

In response to the Staff’s comment, the Company has revised the disclosure on page F-9 of the Revised Draft Registration Statement to clarify the nature of this internal group restructuring transaction.

Further, before the internal group restructuring, most of the on-demand dedicated courier services were provided by the VIE’s subsidiary and the subsidiaries of the VIE’s subsidiary. After the internal group restructuring, most of the on-demand dedicated courier services were provided by the WFOE’s subsidiaries. As a result, the revenues of the VIE decreased significantly after the internal group restructuring.

In addition, before and after the internal group restructuring, the VIE held the valued-added telecommunication business operation license and operated the Group’s mobile platform and website, through which the Group’s customers placed orders and made payments. Consequently, the VIE received payments from all the Group’s customers, and assets arising from payments received from customers existed in the VIE’s consolidated balance sheets both before and after the internal group restructuring.

U.S. Securities and Exchange Commission

May 10, 2024

Further, as discussed above, most of the services were provided by the other entities within the Group. As a result, the VIE’s obligation to transfer the customer’s payments to these entities occurred when the other entities provided such services, resulting in the VIE’s payables to inter-companies. Before the internal group restructuring, the payables to the VIE’s subsidiary and the subsidiaries of the VIE’s subsidiary were eliminated in the VIE’s consolidated balance sheets. After the internal group restructuring, such payables were reflected in the VIE’s consolidated balance sheets as payable to the WFOE’s subsidiaries. Therefore, there is no significant change in the VIE’s consolidated balance sheets before and after the internal group restructuring.

Note 12. Income Tax, page F-36

5.

We note from the income tax reconciliation that in 2023 there was a significant impact on the income tax expense due to a change in tax rates. Please revise to disclose the nature of this change in tax rate, including when the change became effective. Refer to FASB ASC 740-10-50-12.

The Company has revised the disclosure on page F-38 of the Revised Draft Registration Statement to clarify the nature of this change in tax rate.

*   *   *

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at +852 3740-4858 or via e-mail at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

cc:	Peng Xue, Chief Executive Officer and Chairman of the Board of Directors,

BingEx Limited

Le Tang, Chief Financial Officer, BingEx Limited

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Allen Lu, Partner, KPMG Huazhen LLP